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Home Federal Bank Conversion News & Notes

Filed by Great Western Bancorp, Inc.
Commission File No. 001-36688
Filed Pursuant to Rule 425 Under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934.
Subject Company: HF Financial Corp.
Commission File No. 033-44383
Date: May 2, 2016

May 2, 2016

Be There! Upcoming Employee Activities

May 2	May 3	May 4	May 5	May 6
	Branch Key Inventory Prep. Training included on Rick Rysavy's Manager call. GWB Credit & Culture Training offered at 3:00PM - 4:30PM.	GWB Credit & Culture Training offered at 8:00AM - 9:30AM.	All expense reimbursement requests need to be submitted to HFB accounting for payment.	
BVS training courses assigned to HFB staff: GreatLINKS, Gen. Systems, Retail & Business Products, Silverlake Overview, Xperience Overview.				
Benefit enrollment is open for eligible HFB employees.				

Be Aware! Customer Communication Timeline

May 2	May 3	May 4	May 5	May 6
			Weekly Marketing Communication calls, offered at 10AM and 2PM.	

Be In The Know!

HFB Invoice and Expense Notifications

HFB staff will need to take prompt action this week on employee expense reimbursements. All expense reimbursement requests need to be submitted to HFB accounting for payment by Thursday, May 5th, in order to be processed in the May 6th payroll.

IT Equipment Delivered

During the week of May 2nd, HFB locations will start receiving IT equipment (PCs, Printers, etc.) to be used after conversion. Place these packages out of the way leaving all contents in boxes. Great Western IT staff will be visiting your location prior to conversion to complete the set up and testing of any needed equipment.

Be Connected!

Making Life Great

Oh My Does Time Fly!

"Just where does all the time go?"

It's a question we find ourselves asking multiple times a month. Frequently, it feels like there isn't enough time to get everything done. Time management is a constant challenge. Just as we figured out how to juggle a schedule, something changes. From managing multiple projects, your supervisor changing meeting times, a client asking for a last minute appointment, or the daycare closing early; time management will

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2 Branch Supplies – Welcome Packs Delivered Later this week, branches may begin receiving a supply of Welcome Packs including – a Welcome Folders, Consumer Account Disclosures booklets, and Business Account Disclosures booklets. Open the box to verify receipt. Managers can take one set out – one Folder, one Consumer Disclosure Booklet and one Business Disclosure Booklet – and circulate it for review by your entire team. Set the remaining materials aside in a safe location. Do not distribute until further notice. Do not place them in a public area of your branch where customers can pick one up. We will discuss when to use them and what to do with them next week. Online Training Courses Kick-off On Monday, May 2nd, a memo was sent outlining the first assignment of online conversion training courses. Remember, online training courses will be found in GWB’s BVS platform, as opposed to the HFB BVS platform. New log-in credentials for HFB staff were included in the memo. Be mindful of online course due dates as the completion of online courses will provide the background knowledge needed prior to your attendance in any hands-on, computer-based course. If you cannot access the GWB BVS platform please contact the GWB Learning & Development team promptly. Integration Training Travel Expenses A memo was sent to team members on Thursday, May 28th, addressing potential travel expenses HFB staff may incur while attending Integration Training. Specific steps must be taken regarding hotels, mileage, meals and timecards for expenses to be reimbursed timely. Review the memo prior to incurring any expenses to ensure its eligibility for reimbursement. Benefits Enrollment An email was sent to eligible employees on Friday, April 29th introducing the start of benefits enrollment. Benefits enrollment extends from May 2nd – May 6th. Utilize the Great Western Bank Ultipro system to select and confirm benefit elections. A detailed continue to challenge us. There is good news! There are tried and tested ways to manage time effectively. Consider using the following best practices to ensure your time is used to attain your goals. Break Goals into Actionable Items. Many goals are large, lofty and hard to complete (good goals should be). Goals this large may seem discouraging or futile as you look for ways to complete it. Many times this leads us to procrastinate. Instead of trying to accomplish the entire goal from the onset, break it into smaller, actionable items. Finishing these smaller items not only brings you closer to the overall goal, but provides the much needed encouragement that the goal is attainable. Create a Schedule – Stick to it! Creating a schedule in advance of a busy week is an effective way to ensure you spend the right amount of time on tasks that bring the highest return. Since we work as part of a larger team, chances are if you don’t schedule your time, someone else will. This added appointment may or may not help you reach your overall goals. Utilize technology to your advantage, taking time to organize your Outlook calendar. If you need two, uninterrupted hours to review documents, block that time off on the calendar, before someone else does. Write Down Goals, Making Them Visible. The process of writing out what you want to accomplish allows for two things. First, it adds accountability. To accomplish anything first, the idea must materialize. The process of putting pen to paper is the start of that process. Secondly, with goals written down they are visible. It is much easier to determine if the actions you are taking that day, week or month are supporting the goals you wish to achieve. Accomplish One Thing at a Time. It’s true, multitasking is a myth, at least when it comes to complex tasks. Sure, we can all chew gum and walk at the same time but when it comes to listening to a web-conference and writing a memo, multitasking just doesn’t work. Very quickly, you’ve missed key points in the presentation forcing you to go back and relearn. Also, the brief memo you were writing has taken

3 reference guide on how to make benefit elections through Ultipro was included in the email. New benefit coverage with GWB will begin on June 1st with existing HFB coverage expiring May 31st. much longer than needed. Instead, place all your energy and focus into one task at a time. You will complete them much more effectively. Be Successful! Questions and Concerns I have to travel for the upcoming Integration Training. When will my expenses be reimbursed? Upcoming Integration Training will have employees traveling, incurring travel related expenses. Reasonable travel expenses are eligible for reimbursement in accordance with the GWB travel policy. A memo regarding this topic was sent to HFB staff on Thursday, April 28th. Review the memo carefully as it addresses timecards, proper mileage tracking and receipt retention and guidelines for meals not provided during training. All employees will receive an online training course outlining the steps used to submit accurate monthly expense reports. This course will be available in late May prior to any expense reporting deadlines. I need a hotel room for Integration Training; can I book a room through using my existing HFB process? No, HFB employees attending Integration Training should not book rooms on their own behalf. The GWB Learning & Development Team has been working diligently making hotel accommodations for HFB employees with extended travel. L&D will book hotels in accordance to the GWB Corporate travel policy. All employees determined to need accommodations have been contacted by L&D. If you feel a hotel room is needed and have not yet been contacted, please contact, Mindy Koll. If a customer has deposits at both HFB and GWB, what will happen to their FDIC insurance coverage? When two or more FDIC- insured banks merge, deposits from the assumed bank are separately insured from deposits at the assuming bank for at least six months after the merger. This grace period gives customers the opportunity to restructure accounts, if desired. CDs from the assumed bank are separately insured until the earliest maturity date after the end of the six-month grace period. CDs that mature during the six-month period and are renewed for the same term and in the same dollar amount (either with or without accrued interest) continue to be separately insured until the first maturity date after the six-month grace period. If a CD matures during the six-month grace period and is renewed on any other basis, it would be separately insured only until the end of the six-month grace period. Additional FAQ documents can be found on HomeNet. Submit additional questions to greattoknow@greatwesternbank.com

4 Forward-Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements about Great Western’s and HF Financial’s expectations, beliefs, plans, predictions, forecasts, objectives, assumptions, future events or performance with respect to the proposed merger are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipates,” “believes,” “can,” “could,” “may,” “predicts,” “potential,” “should,” “will,” “estimate,” “plans,” “projects,” “continuing,” “ongoing,” “expects,” “intends” and similar words or phrases. In particular, the statements included in this press release concerning the anticipated completion of the merger and the expected closing date are not historical facts and are forward-looking. Accordingly, the forward-looking statements in this press release are only predictions and involve estimates, known and unknown risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed; therefore, you are cautioned not to place undue reliance on such statements. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in the sections titled “Risk Factors” and "Cautionary Statement Regarding Forward-Looking Statements" in the Proxy Statement/Prospectus and, more generally, to the discussion in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Great Western’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015, and the discussion in the sections entitled “Risk Factors” and “Forward-Looking Statements” in HF Financial’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Further, any forward-looking statement speaks only as of the date on which it is made, and neither Great Western nor HF Financial undertake any obligation to update any forward- looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Important Additional Information and Where to Find It In connection with the Merger Agreement, Great Western has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that contains the Proxy Statement/Prospectus, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS OF HF FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GREAT WESTERN, HF FINANCIAL AND THE PROPOSED TRANSACTION. The Registration Statement, including the Proxy Statement/Prospectus, and other relevant materials, and any other documents filed by Great Western and HF Financial with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by Great Western with the SEC, including the Registration Statement, may also be obtained free of charge from Great Western’s website (www.greatwesternbank.com) under the “Investor Relations” heading and the “SEC Filings” sub-heading, or by directing a request to Great Western’s Investor Relations contact, David Hinderaker at david.hinderaker@greatwesternbank.com. Documents filed by HF Financial with the SEC may also be obtained free of charge from HF Financial's website (www.homefederal.com) under the “Investor Relations” heading and the “SEC Filings” sub- heading, or by directing a request to HF Financial's Investor Relations contact, Pamela F. Russo at prusso@homefederal.com.

5 Participants in a Solicitation Great Western, HF Financial, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of HF Financial, in connection with the proposed merger transaction. Information about the directors and executive officers of Great Western is available in Great Western’s definitive proxy statement for its 2016 annual meeting of stockholders as filed with the SEC on January 4, 2016, and other documents subsequently filed by Great Western with the SEC. Information about the directors and executive officers of HF Financial, is available in HF Financial’s definitive proxy statement, for its 2015 annual meeting of stockholders as previously filed with the SEC on October 16, 2015. Other information regarding the participants and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, is contained in the Registration Statement and the Proxy Statement/Prospectus, and other relevant documents regarding the transaction filed with the SEC. No Offer or Solicitation This communication is not a solicitation of a proxy from any stockholder of HF Financial and is not a substitute for the Proxy Statement/Prospectus sent to the stockholders of HF Financial in connection with the proposed merger. This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. #4991193